SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------
                                    FORM 6-K
                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934
                        Date of Report: October 20, 2004

                           NOVA Chemicals Corporation
          1000, Seventh Avenue S.W., Calgary, Alberta, Canada, T2P 5L5
          ------------------------------------------------------------
                    (Address of principal executive offices)
                         Commission File Number: 1-13064

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

        Form 20-F                                         Form 40-F  X
                 ----                                               ----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes                                               No   X
            -----                                            ----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A .

A copy of the Registrant's:

          (a) interim financial statements for the third quarter, three months ended September 30, 2004;

          (b) auditors' comfort letter related to the interim financial statements; and

          (c) updated detailed interest and asset coverage calculations related to the interim financial statements are furnished herewith and are incorporated by reference into the following Registration Statements:

               Registration Statement on Form S-8 #33-47673 Registration Statement on Form S-8 #333-520 Registration Statement on Form S-8 #333-9076 Registration Statement on Form S-8 #333-9078 Registration Statement on Form S-8 #33-86218 Registration Statement on Form S-8 #33-77308 Registration Statement on Form S-8 #333-11280 Registration Statement on Form S-8 #333-12910 Registration Statement on Form S-8 #333-101793 Registration Statement on Form S-8 #333-109424 Registration Statement on Form F-9 #333-13824

A copy of the Registrant's:

          (d)  section 302 certification of principal executive officer;

          (e)  section 302 certification of principal financial officer;

          (f) certification of principal executive officer pursuant to 18 U.S.C. ss. 1350; and

          (g) certification of principal financial officer pursuant to 18 U.S.C. ss. 1350 are furnished herewith.

Controls and Procedures

          (a) Evaluation of disclosure controls and procedures. Our chief executive officer and our chief financial officer, after evaluating the effectiveness of the company's "disclosure controls and procedures" (as defined in the Securities Exchange Act of 1934 Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this report, have concluded that our disclosure controls and procedures were adequate and designed to ensure that material information relating to us and our consolidated subsidiaries would be made known to them by others within those entities.

          (b) Changes in internal controls. There were no significant changes in our internal control over financial reporting that occurred during our last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                  NOVA Chemicals Corporation


                                  /s/ Jack S. Mustoe
                                  --------------------------------------------
                                  Jack S. Mustoe
                                  Senior Vice-President Legal & General Counsel and Corporate Secretary

Date: October 20, 2004

                                    EXHIBITS
                                    --------

Attached hereto are:

          (a) the interim financial statements of NOVA Chemicals Corporation for the third quarter, three months ended September 30, 2004;

          (b)  auditors' comfort letter;

          (c) updated detailed interest and asset coverage calculations related to the interim financial statements;

          (d)  section 302 certification of principal executive officer;

          (e)  section 302 certification of principal financial officer;

          (f) certification of principal executive officer pursuant to 18 U.S.C. ss. 1350; and

          (g) certification of principal financial officer pursuant to 18 U.S.C. ss. 1350.

                                                                     Exhibit (a)

                       NOVA Chemicals: Results Strengthen

    PITTSBURGH--(BUSINESS WIRE)--Oct. 20, 2004--NOVA Chemicals
Corporation (NYSE:NCX) (TSX:NCX)

    NOVA Chemicals will host a conference call today, Wednesday, Oct. 20, 2004, for investors and analysts at 1 p.m. EDT (11 a.m. MDT; 10 a.m. PDT). Media are welcome to join this call in a "listen only" mode. The dial in number for this call is (416) 405-9328. The replay number is (416) 695-5800 (Reservation No. 3099681). The live call is also available on the Internet at www.vcall.com.

    All financial information is in U.S. dollars unless otherwise indicated.

    NOVA Chemicals Corporation (NOVA Chemicals) reported net income to common shareholders of $56 million ($0.60 per share diluted) for the third quarter of 2004. This compares to net income to common shareholders of $27 million ($0.30 per share diluted) in the second quarter of 2004.
    In the third quarter of 2003, NOVA Chemicals reported a net loss to common shareholders of $65 million ($0.75 per share diluted). Net income to common shareholders in the third quarter of 2004 rose $121 million compared to the third quarter of 2003.
    "Net income from our Olefins/Polyolefins and Styrenics businesses was up sharply from $36 million in the second quarter to $68 million in the third quarter, despite higher feedstock costs. We experienced stronger demand in all of our markets and hit an all-time quarter high for polyethylene volume in a period that is normally limited by summer slowdowns," said Jeff Lipton, NOVA Chemicals' President and Chief Executive Officer.
    "We closed the quarter with a strong cash position, even with increases in working capital and the repurchase of 2.2 million shares for $72 million. As we enter the fourth quarter, volume remains strong, additional price increases are being implemented and our share repurchase program remains on track."
    The Olefins/Polyolefins business reported net income of $78 million in the third quarter, $19 million higher than the second quarter. Polyethylene sales volumes were up, prices increased and contributions from co-products remained strong.
    The Styrenics business reported a net loss of $10 million in the third quarter, versus a second quarter net loss of $23 million. Both North American and European polymer results improved as prices outpaced rising feedstock costs. Styrene monomer margins held steady on slightly higher volumes despite the flow-through of much higher benzene costs.
    Corporate items reduced net income by $11 million in the third quarter of 2004. This included a $21 million (after-tax) mark-to-market charge resulting from the impact of NOVA Chemicals' stock price appreciation on cash settled stock-based compensation plans. This charge was somewhat offset by a $10 million after-tax gain related to an income tax settlement.
-0-

NOVA Chemicals Highlights
(unaudited, millions of U.S. dollars except per share amounts and as noted)

                           ------------------------ -----------------
                              Three Months Ended     Nine Months Ended
                           ------------------------- -----------------
                           Sept. 30 June 30 Sept. 30 Sept. 30 Sept. 30
                             2004    2004     2003     2004     2003
                           -------- ------- -------- -------- --------
Net income (loss)
  Olefins/Polyolefins       $   78  $   59  $    (8)  $  172  $    (9)
  Styrenics                    (10)    (23)     (39)     (53)     (98)
  Corporate and other(1)       (11)     (7)     (11)     (21)     106
                             ------  ------  -------   ------  -------
Operated business income
 (loss)                         57      29      (58)      98       (1)
Methanex                         -       -        -        -       37
Preferred securities
 dividends and
 distributions(2)               (1)     (2)      (7)      (8)     (22)
                             ------  ------  -------   ------  -------
Net income (loss) to
 common shareholders        $   56  $   27  $   (65)  $   90  $    14
                             ------  ------  -------   ------  -------
                             ------  ------  -------   ------  -------

Earnings (loss) per common
 share
  Basic                     $ 0.64  $ 0.31  $ (0.75)  $ 1.03  $  0.16
  Diluted                   $ 0.60  $ 0.30  $ (0.75)  $ 0.98  $  0.16


Weighted-average common
 shares outstanding
 (millions)(3)
  Basic                         87      88       87       87       87
  Diluted                       96      97       87       96       88


Revenue                     $1,379  $1,238  $   967   $3,743  $ 2,908
EBITDA(4)                   $  164  $  153  $    20   $  438  $   142

Depreciation and
 amortization               $   68  $   77  $    76   $  225  $   220
Funds from operations       $  141  $  126  $     4   $  359  $    85
Capital expenditures (net)  $   60  $   39  $    35   $  142  $    78
Average capital
 employed(5)                $3,328  $3,190  $ 3,204   $3,241  $ 3,214
After-tax return on
 capital employed(6)          9.1 %   5.8 %   (5.1)%    6.2 %     2.2%
Return on average common
 equity(7)                   16.9 %   8.7 %  (21.7)%    9.4 %  (11.7)%

(1) In the third quarter of 2004, NOVA Chemicals began classifying mark-to-market amounts related to stock based compensation liabilities in the corporate accounts to more clearly present our operating performance and be consistent with a change in the way results are reported to senior management. All prior periods have been restated accordingly. See table on page 11.
(2) On Mar. 1, 2004, NOVA Chemicals redeemed $383 million of preferred securities.
(3) Weighted average of common shares outstanding during the period used to calculate the earning (loss) per share. See page 8, footnote 5 for more information.
(4) Net income before income taxes, other gains and losses, earnings from equity investment in affiliates, interest expense and depreciation and amortization. This consolidated EBITDA for the third quarter of 2004 includes EBITDA of $200 million from the Olefins/Polyefins and Styrenics businesses less $36 million related to the corporate items described in footnote 1 above. See Consolidated Statement of Income and Supplemental Measures on page 10.
(5) Average capital employed equals cash expended on plant, property and equipment (less accumulated depreciation and amortization) and working capital, and excludes assets under construction and investments. Amounts are converted to U.S. dollars using quarter-end exchange rates. See Supplemental Measures on page 10.
(6) After-tax return on capital employed equals NOVA Chemicals' net income plus after-tax interest expense (annualized) divided by average capital employed. See Supplemental Measures on page 10.
(7) Return on average common equity equals annualized net income to common shareholders divided by average common equity.


OLEFINS/POLYOLEFINS BUSINESS
Financial Highlights
(unaudited, millions of
 U.S. dollars except as
 noted)                       Three Months Ended     Nine Months Ended
                           ------------------------- -----------------
                           Sept. 30 June 30 Sept. 30 Sept. 30 Sept. 30
                             2004    2004     2003     2004     2003
                           -------- ------- -------- -------- --------
Revenue(1)                  $  824  $  785   $  603   $2,318   $1,868
Operating income            $  137  $  109   $    7   $  311   $   45
Depreciation and
 amortization                   40      48       48      139      137
                             ------  ------   ------   ------   ------
EBITDA(2)                   $  177  $  157   $   55   $  450   $  182
Net income (loss)(3)        $   78  $   59   $   (8)  $  172   $   (9)
Capital expenditures (net)  $   31  $   12   $   22   $   66   $   45
Average capital
 employed(4)                $1,942  $1,854   $1,892   $1,895   $1,885
After-tax return on
 capital employed(5)         18.0 %  14.6 %    0.2 %   14.0 %    1.2 %

(1) Before intersegment eliminations.
(2) Net income (loss) before income taxes, other gains and losses, interest expense and depreciation and amortization. See Supplemental Measures on page 10.
(3) Before dividends and distributions on preferred securities.
(4) Average capital employed equals cash expended on plant, property and equipment (less accumulated depreciation and amortization) and working capital and excludes assets under construction. Amounts are converted to U.S. dollars using quarter-end exchange rates.
(5) After-tax return on capital employed equals net income plus after-tax interest expense (annualized) divided by average capital employed.


Operating Highlights
Average Benchmark Prices(1)
(U.S. dollars per pound,
 unless otherwise noted)    Three Month Average    Nine Month Average
                         ------------------------- -------------------
                         Sept. 30 June 30 Sept. 30 Sept. 30  Sept. 30
                           2004    2004     2003     2004      2003
                         -------- ------- -------- --------- ---------
Ethylene(2)               $ 0.33  $ 0.31   $ 0.28    $ 0.32    $ 0.29
Polyethylene - linear
 low-density butene
 liner(3)                 $ 0.48  $ 0.45   $ 0.39    $ 0.46    $ 0.43
Polyethylene - weighted-
 average benchmark(4)     $ 0.49  $ 0.46   $ 0.42    $ 0.47    $ 0.46
NYMEX natural gas
 (dollars per mmBTU)(5)   $ 5.84  $ 5.97   $ 5.10    $ 5.83    $ 5.73
WTI crude oil (dollars
 per barrel)              $43.88  $38.32   $30.20    $39.11    $30.99

(1) Average benchmark prices do not necessarily reflect actual prices realized by NOVA Chemicals or any other petrochemical company.
(2) Source: Chemical Market Associates, Inc. (CMAI) USGC Net Transaction Price. Includes estimate of $0.34 for the month of September 2004.
(3) Source: Townsend Polymer Services Information (TPSI). TPSI's benchmark polyethylene prices received a one-time downward, non-market adjustment beginning in July 2003. The linear low-density butene liner price was reduced by 5 cents per pound. Months prior to July 2003 have not been restated by TPSI.
(4) Benchmark prices weighted according to NOVA Chemicals' sales volume mix in North America. Source for benchmark prices: TPSI.
(5) Source: NYMEX Henry Hub 3-Day Average Close.


Polyethylene Sales Volumes
(millions of pounds)          Three Months Ended     Nine Months Ended
                           ------------------------- -----------------
                           Sept. 30 June 30 Sept. 30 Sept. 30 Sept. 30
                             2004    2004     2003     2004     2003
                           -------- ------- -------- -------- --------
NOVAPOL(R)
  Linear low-density
   polyethylene                329     329      307      962      892
  Low-density polyethylene      82      76       60      232      188
  High-density
   polyethylene                115     109       95      332      294
SCLAIR(R)
  Linear low-density and
   high-density
  polyethylene                 118     108      128      358      374
Advanced SCLAIRTECH(TM)
  Linear low-density and
   high-density
  polyethylene                 198     202      140      573      435
                           -------- ------- -------- -------- --------
Total                          842     824      730    2,457    2,183
                           -------- ------- -------- -------- --------
                           -------- ------- -------- -------- --------

--------------------------------

NOVAPOL(R) is a registered trademark of NOVA Brands Ltd.;
authorized use.

SCLAIR(R) is a registered trademark of NOVA Chemicals Corporation in Canada and of NOVA Chemicals (International) S.A. elsewhere;
authorized use.

Advanced SCLAIRTECH(TM) is a trademark of NOVA Chemicals.

    Review of Operations

    Olefins/Polyolefins

    Third Quarter 2004

    The Olefins/Polyolefins business reported net income of $78 million in the third quarter of 2004, compared to net income of $59 million in the second quarter of 2004. Strong polymer demand enabled price increases and margin expansion. Continued strong co-product contributions, primarily from our Corunna, Ontario flexi-cracker, largely offset rising feedstock costs.

    Feedstocks and Ethylene

    Average NYMEX natural gas prices were down 2% from the second quarter and average WTI crude oil prices were up 15%.
    Our Joffre, Alberta ethane-based crackers' cash-cost advantage averaged approximately 10 cents per pound for the quarter over typical ethane-based U.S. Gulf Coast (USGC) ethylene plants. The increase in the Alberta Advantage from 5 cents per pound in the second quarter was driven by higher ethane prices on the U.S. Gulf Coast and declining natural gas prices in Alberta.
    Third party ethylene sales volumes were down versus the second quarter, as Alberta-based customers modified order patterns.

    Polyethylene

    Third quarter weighted-average benchmark polyethylene prices were up about 3 cents per pound from the second quarter of 2004. A 4 cents per pound polyethylene price increase in North America announced July 1, was fully implemented by the end of the third quarter. Additional price increases of 5 cents per pound were announced for Sept. 1 and 6 cents per pound for Oct. 1, 2004.
    Total polyethylene sales volumes for the third quarter were up 2% from the second quarter, and up 15% from the third quarter of 2003, setting a new record. North American volumes were up 3% from the second quarter, and international volumes were flat. International sales represented 15% of NOVA Chemicals' total polyethylene sales volume this quarter.

    Advanced SCLAIRTECH(TM) Polyethylene

    The Advanced SCLAIRTECH polyethylene plant, at Joffre, Alberta, sold 198 million pounds of Advanced SCLAIRTECH polyethylene in the third quarter of 2004 and sales of higher-margin performance grades, including new rotational molding and thin wall injection molding products, represented approximately 35% of plant capacity.

    Third Quarter 2004 versus Third Quarter 2003

    Net income of $78 million in the third quarter of 2004 was up from a net loss of $8 million in the third quarter of 2003, primarily due to strong industry operating rates driving up polyethylene margins, as well as stronger co-product contributions. As reported by The American Plastics Council (APC), industry operating rates for polyethylene in North America improved from 83% in the third quarter of 2003 to 97% in the third quarter of 2004. Effective industry operating rates for ethylene in the United States, as reported by Chemical Market Associates, Inc. (CMAI), for the third quarter of 2004 were 95%, up from 88% in the third quarter of 2003.

    First Nine Months of 2004 versus First Nine Months of 2003

    Net income of $172 million in the first nine months of 2004 was up from a net loss of $9 million in the first nine months of 2003. EBITDA was also $268 million higher during the same period, due to strong industry operating rates driving improvement in polyethylene margins, as well as stronger co-product contributions. During the first nine months of 2004, APC reported that North American industry operating rates for polyethylene improved to 93%, up from 84% for the same period in 2003. CMAI reported effective industry operating rates for ethylene in the United States for the first nine months of 2004 of 95% versus 87% for the same period in 2003.
    Our ability to implement announced price increases depends on many factors that may be beyond our control, including market conditions, the supply/demand balance for each particular product and feedstock costs. Successful price increases, when realized, are typically phased in over several months, vary by product or market, and can be reduced in magnitude during the anticipated implementation period. See Forward-Looking Information on page 12.

-0-

 STYRENICS BUSINESS

 Financial Highlights
 (unaudited, millions of U.S. dollars except as noted)
                              Three Months Ended     Nine Months Ended
                           ------------------------- -----------------
                           Sept. 30 June 30 Sept. 30 Sept. 30 Sept. 30
                             2004    2004     2003     2004     2003
                           -------- ------- -------- -------- --------
Revenue(1)                  $  641  $  518   $  414   $1,633   $1,175
Operating loss              $   (5) $  (20)  $  (47)  $  (44)  $ (108)
Depreciation and
 amortization                   28      29       28       86       83
                             ------  ------   ------   ------   ------
EBITDA(2)                   $   23  $    9   $  (19)  $   42   $  (25)
Net loss(3)                 $  (10) $  (23)  $  (39)  $  (53)  $  (98)
Capital expenditures (net)  $   29  $   27   $   13   $   76   $   33
Average capital
 employed(4)                $1,405  $1,351   $1,308   $1,366   $1,318
After-tax return on
 capital employed(5)         (0.4)%  (4.2)%   (9.4)%   (2.7)%   (7.1)%

(1) Before intersegment eliminations.
(2) Net income (loss) before income taxes, other gains and losses, interest expense and depreciation and amortization. See Supplemental Measures on page 10.
(3) Before dividends and distributions on preferred securities.
(4) Average capital employed equals cash expended on plant, property and equipment (less accumulated depreciation and amortization) and working capital and excludes assets under construction. Amounts are converted to U.S. dollars using quarter-end exchange rates.
(5) After-tax return on capital employed equals net income (loss) plus after-tax interest expense (annualized) divided by average capital employed.


Operating Highlights
Average Benchmark Prices(1)
(U.S. dollars per pound,    Three Month Average    Nine Month Average
 unless otherwise noted)
                         ------------------------- -------------------
                         Sept. 30 June 30 Sept. 30 Sept. 30  Sept. 30
                           2004     2004    2003     2004      2003
                         -------- ------- -------- -------- ----------
Styrene monomer(2)         $0.66   $0.53    $0.40    $0.55      $0.41
Polystyrene - weighted-
 average benchmark(3)      $0.77   $0.65    $0.52    $0.67      $0.55
Benzene (dollars per
 gallon)(2)                $3.62   $2.41    $1.41    $2.64      $1.56

(1) Average benchmark prices do not necessarily reflect actual prices realized by NOVA Chemicals or any other petrochemical company.
(2) Source: CMAI Contract Market. A 10 cents per gallon change in the cost of benzene results in about a 1 cents per pound change in the variable cost of producing styrene monomer.
(3) Benchmark prices weighted according to NOVA Chemicals' polystyrene sales volume mix in North America and Europe. Includes solid and expandable polystyrene, but excludes high performance styrenic polymers. Source for benchmark prices: CMAI.


Styrenics Sales Volumes
(millions of pounds)          Three Months Ended     Nine Months Ended
                           ------------------------- -----------------
                           Sept. 30 June 30 Sept. 30 Sept. 30 Sept. 30
                             2004    2004     2003     2004     2003
                           -------- ------- -------- -------- --------
Styrene monomer(1)             431     407      353    1,272      963
Solid and expandable
 polystyrene                   565     563      551    1,683    1,588
High performance styrenics
 (including DYLARK(R) resins)   59      66       69      182      197
                           -------- ------- -------- -------- --------
Total                        1,055   1,036      973    3,137    2,748
                           -------- ------- -------- -------- --------
                           -------- ------- -------- -------- --------

(1) Third-party sales only.

---------------------------

DYLARK(R) is a registered trademark of NOVA Chemicals Inc.


    Review of Operations

    Styrenics

    Third Quarter 2004

    The Styrenics business reported a net loss of $10 million in the third quarter, compared to a net loss of $23 million in the second quarter of 2004. Polymer margins improved in North America and Europe, as price increases more than offset the flow-through of higher feedstock costs. Average realized prices and margins increased across all polymer businesses in North America and Europe.
    Third-party styrene monomer sales volume was up 6% from the second quarter, driven by improving global demand. North American and European polymer volumes were essentially flat over the second quarter.

    Styrene Monomer

    The USGC third quarter average spot price for styrene was 57 cents per pound, up from the second quarter average price of 41 cents per pound. Average third quarter benchmark contract pricing was 66 cents per pound, up from the second quarter price of 53 cents per pound.
    Feedstock costs continued to increase through the third quarter and the benzene benchmark rose to an average of $3.62 per gallon, up from the second quarter average of $2.41 per gallon. Benzene remains extremely tight and prices continue to be very high as a percentage of crude oil. The contract benzene price reached an all-time high of $3.95 per gallon for September, and spot prices also reached new all-time highs.
    NOVA Chemicals announced price increases for North American styrene monomer of 7 cents per pound effective July 1, 2004; 15 cents per pound effective Aug. 1, 2004; 5 cents per pound effective Sept. 1, 2004; and 2 cents per pound effective Oct. 1, 2004.
    In Europe, the third quarter average price for styrene monomer was 59 cents per pound, up from the second quarter price of 46 cents per pound.

    Solid Polystyrene (SPS)

    The weighted-average North American SPS benchmark price increased from the second quarter by 12 cents per pound. SPS margins expanded in North America and Europe during the third quarter as prices rose faster than feedstock flow-through costs.
    NOVA Chemicals announced a price increase for North American SPS of 3 cents per pound effective July 1, 2004; 4 cents per pound effective Aug. 1, 2004; 12 cents per pound effective Aug. 16, 2004; and 8 cents per pound effective Sept. 15, 2004.
    NOVA Chemicals announced European SPS price increases of 6 cents per pound effective July 1, 2004; 8 cents per pound effective Aug. 1, 2004; 8 cents per pound effective Sept. 1, 2004; and 5.5 cents per pound effective Oct. 1, 2004.

    Expandable Polystyrene (EPS)

    EPS margins expanded during the third quarter in North America and Europe as prices rose faster than feedstock flow-through costs.
    NOVA Chemicals announced North American EPS price increases of 3 cents per pound effective July 1, 2004; 4 cents per pound effective Aug. 1, 2004; 10 cents per pound effective Aug. 16, 2004; 8 cents per pound effective Sept. 1, 2004; and 5 cents per pound effective Nov. 1, 2004.
    NOVA Chemicals announced European EPS price increases of 5 cents per pound effective July 1, 2004; 9 cents per pound effective Aug. 1, 2004; 8 cents per pound effective Sept. 1, 2004; 3 cents per pound effective Oct. 1, 2004; and 2.5 cents per pound effective Nov. 1, 2004.

    Third Quarter 2004 versus Third Quarter 2003

    The Styrenics business had a net loss of $10 million in the third quarter of 2004, compared to a net loss of $39 million in the third quarter of 2003, primarily due to the expansion of margins in all of our polymer businesses in North America and Europe as prices outpaced rising feedstock costs.

    First Nine Months of 2004 versus First Nine Months of 2003

    The net loss of $53 million in the first nine months of 2004 improved from the net loss of $98 million in the first nine months of 2003, primarily due to the expansion of margins in all of our polymer businesses in North America and Europe as prices outpaced rising feedstock costs. Volume increased 14% over this period.
    Our ability to implement announced price increases depends on many factors that may be beyond our control, including market conditions, the supply/demand balance for each particular product and feedstock costs. Successful price increases, when realized, are typically phased in over several months, vary by product or market, and can be reduced in magnitude during the anticipated implementation period. See Forward-Looking Information on page 12.
-0-

Liquidity and Capital Resources
Capitalization
(unaudited, millions of U.S. dollars except  Sept. 30  June 30 Dec. 31
 as noted)                                     2004     2004    2003
                                             --------- ------- -------

Current debt(1)                                $  100  $    -  $    -
Long-term debt(2)                               1,406   1,493   1,101
Less: cash and cash equivalents                  (233)   (257)   (212)
                                                ------  ------  ------
Total debt net of cash and cash equivalents     1,273   1,236     889
                                                ------  ------  ------

Shareholders' equity
  9.50% preferred securities                        -       -     210
  9.04% preferred securities                        -       -     173
  Retractable preferred shares(3),(4)             198     198     198
                                                ------  ------  ------
                                                  198     198     581

  Common share equity(5),(6),(7),(8),(9)        1,346   1,282   1,309
                                                ------  ------  ------

Total shareholders' equity                      1,544   1,480   1,890
                                                ------  ------  ------

Total capitalization(10)                       $2,817  $2,716  $2,779
                                                ------  ------  ------
                                                ------  ------  ------

(1) A total of $100 million of 7% 10-year notes are due in September
    2005.
(2) On Jan. 13, 2004, NOVA Chemicals issued $400 million of 6.5% senior notes due 2012. Maturity dates for NOVA Chemicals' Current and Long-term debt range from September 2005 to August 2028. The 2005 maturities total $103 million.
(3) Preferred shares of a subsidiary, paying dividends of 2%, which are exchangeable into NOVA Chemicals' common shares.
(4) A total of 8,500,000 common shares (plus preferred shares if the market value of such common shares is less than $198 million) have been reserved for future issue under the terms of the retractable preferred share agreement.
(5) Common shares outstanding at Oct. 15, 2004 were 86,431,167 (Sept. 30, 2004 - 86,396,602; June 30, 2004 - 87,758,083; Dec. 31, 2003 -
    87,099,781).
(6) A total of 7,239,236 stock options were outstanding to officers and employees on Sept. 30, 2004 to purchase common shares of NOVA Chemicals. A total of 1,939,437 common shares were reserved but unallocated. A total of 13 million common shares were initially reserved for issuance under the Option Plan.
(7) A total of 47,800 shares were reserved for the Directors' Share Compensation Plan.
(8) In May 2002, NOVA Chemicals' shareholders reconfirmed a shareholder rights plan where one right was issued for each outstanding common share. The plan expires May 2009.
(9) For the three months ended Sept. 30, 2004, 2,197,500 shares were repurchased and 836,019 shares were issued upon the exercise of stock options. For the three months ended June 30, 2004, 337,879 shares were issued upon the exercise of stock options. For the three months ended March 31, 2004, 320,423 shares were issued upon the exercise of stock options.
(10) Total capitalization reflects shareholders' equity and total debt net of cash and cash equivalents (see Supplemental Measures on page 10).


Senior Debt Ratings(1)
                                           Senior Unsecured Debt
                                     ---------------------------------
  DBRS                                      BBB (low) (stable)
  Fitch Ratings                                BB+ (stable)
  Moody's                                     Ba2 (negative)
  Standard & Poor's                           BB+ (negative)

(1) Credit ratings are not recommendations to purchase, hold or sell securities and do not comment on market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future.

Coverage Ratios
                                        Twelve Months Ended
                            ------------------------------------------
                               Sept. 30       June 30       Sept. 30
                                 2004           2004          2003
                            -------------- -------------- ------------
Net debt to total
 capitalization(1)                   45.2%          45.5%        37.7%
Interest coverage on long-            2.3x           0.7x         0.3x
 term debt(2)
Net tangible asset coverage           2.0x           2.0x         2.7x
 on long-term debt(3)

(1) See Supplemental Measures on page 10.

(2) Interest coverage on long-term debt is equal to net income before interest expense on long-term debt and income taxes, for the last four quarters, divided by annual interest requirements on long-term debt.

(3) Net tangible asset coverage on long-term debt is equal to total assets (excluding deferred tax assets) less liabilities (excluding long-term debt) divided by long-term debt.


Funds Flow and Changes in Cash and Debt

The following table shows major sources and uses of cash.

(unaudited, millions of U.S.   Three Months Ended    Nine Months Ended
 dollars)
                                    Sept. 30             Sept. 30
                                      2004                 2004
                               -------------------   -----------------
Operating income                       $       96          $      213
Add back - depreciation and
 amortization                                  68                 225
                                        ----------          ----------
EBITDA(1)                                     164                 438
Interest                                      (25)                (70)
Other gains and losses                         12                  13
Current tax expense and other                 (10)                (22)
                                        ----------          ----------
Funds from operations                         141                 359
  Operating working capital
   increase         (56)               (154)
                                        ----------          ----------
Cash from operations                           85                 205

Asset sale proceeds                            19                  19
Capital expenditures                          (60)               (142)
Project advances from third
 parties                                        3                   9
Turnaround costs and other
 assets                                        (4)                 (8)
Dividends paid                                 (8)                (29)
Common shares issued                           13                  25
Common shares repurchased                     (72)                (72)
Preferred securities redemption                 -                (383)
Foreign exchange and other                    (13)                 (8)
                                        ----------          ----------
Total change in cash and debt          $      (37)         $     (384)
                                        ----------          ----------
                                        ----------          ----------
Increase (decrease) in cash            $      (24)         $       21
 Increase in debt                             (13)               (405)
                                        ----------          ----------
Total change in cash and debt          $      (37)         $     (384)
                                        ----------          ----------
                                        ----------          ----------

(1) Net income before income taxes, other gains and losses, earnings from equity investment in affiliates, interest expense and depreciation and amortization. See Consolidated Statement of Income and Supplemental Measures on page 10.


    NOVA Chemicals' net debt to total capitalization ratio was 45.2% at Sept. 30, 2004. Cash on hand at the end of the third quarter was $233 million, down from $257 million at the end of the second quarter of 2004. During the third quarter, $72 million of cash was used to repurchase 2.2 million common shares.
    NOVA Chemicals' funds from operations were $141 million for the third quarter of 2004, up $15 million from the second quarter of 2004 due to improved earnings during the quarter.
    Operating working capital increased by $56 million in the third quarter of 2004, related primarily to price increases and inventory builds associated with a maintenance turnaround at our Corunna crude unit. NOVA Chemicals assesses its working capital management effectiveness through a Cash Flow Cycle Time (CFCT) measure. CFCT measures working capital from operations in terms of the number of days sales (calculated as working capital from operations divided by average daily sales). This metric helps determine which portion of changes in working capital result from factors other than price movements. CFCT was 33 days as of Sept. 30, 2004, above our target range of 25 to 30 days, and up from 29 days as of June 30, 2004, due to higher inventories and as a result of the scheduled maintenance at Corunna.
    During the third quarter, NOVA Chemicals received $19 million from the sale of its 100% interest in an ethylene delivery system in Alberta. The gain of $19 million was deferred and will be amortized over the life of an operating lease of the system. Capital expenditures were $57 million (after third-party project advances) in the third quarter of 2004, compared to $36 million in the second quarter of 2004 and $35 million in the third quarter of 2003.
    Selling, general and administrative expenses (SG&A) increased by $21 million from the second quarter of 2004. SG&A was also up $32 million from the third quarter of 2003, and $60 million for the first nine months of 2004 versus the first nine months of 2003. These increases were primarily due to NOVA Chemicals' stock appreciation and the $52 million pre-tax impact on the mark-to-market liability of our stock-based compensation plans.
    Depreciation and amortization declined $9 million in the third quarter of 2004 versus the second quarter due to our second Joffre ethylene plant being fully depreciated. Despite this decline, depreciation for the first nine months of 2004 was up slightly from the first nine months of 2003 due to the appreciation of the Canadian dollar and euro.

    Financing

    NOVA Chemicals has a $300 million revolving credit facility, expiring April 1, 2007. NOVA Chemicals continues to comply with all financial covenants under the facility. As of Oct. 19, 2004, NOVA Chemicals has utilized $53 million of the revolving credit facility in the form of operating letters of credit.
    During the third quarter of 2004, NOVA Chemicals increased the capacity of its accounts receivable securitization program from $200 million to $250 million. As of Sept. 30, 2004, the amount of receivables sold under this program was $226 million, compared to $200 million as of June 30, 2004.

    Normal Course Issuer Bid

    On July 21, 2004, NOVA Chemicals announced a share repurchase program for up to approximately 7.5 million common shares. As of Oct. 19, 2004, 2.2 million common shares have been repurchased at an average price of $43.29 Cdn.

    FIFO Impact

    NOVA Chemicals uses the first-in, first-out (FIFO) method of valuing inventory. Most of NOVA Chemicals' competitors use the last-in, first-out (LIFO) method. Because we use FIFO, a portion of the second quarter feedstock purchases flowed through the income statement in the third quarter. Benzene and crude oil prices continued to increase through the third quarter and natural gas prices fell slightly. Third quarter average NYMEX natural gas pricing was lower than the second quarter average price by $0.13 per mmBTU and WTI crude was higher by $5.56 per bbl. Benchmark benzene prices continued to rise, starting the quarter at $2.60 per gallon and ending the quarter at $3.95 per gallon. We estimate that net income would have been about $42 million lower in the third quarter had NOVA Chemicals used the LIFO method of accounting.

    Feedstock Derivative Positions

    NOVA Chemicals maintains a derivatives program to manage its feedstock costs. The loss from natural gas and crude oil positions realized in the third quarter of 2004 was $3 million after-tax ($2 million gain after-tax in the first half of the year).
    In addition, NOVA Chemicals is required to record on its balance sheet the market value of any outstanding feedstock positions that do not qualify for hedge accounting treatment. The gain or loss resulting from changes in the market value of positions is recorded through earnings each period. NOVA Chemicals has recorded $11 million of mark-to-market after-tax gains on outstanding feedstock derivative positions since Jan. 1, 2004 (a $5 million gain in the first quarter, a $1 million gain in the second quarter, and a $5 million gain in the third quarter of 2004). This is in addition to the realized loss reported above, bringing the total year-to-date gain to $10 million after-tax.

    Supplemental Measures

    In addition to providing measures in accordance with Canadian GAAP, NOVA Chemicals presents certain supplemental measures. These are EBITDA (defined below), average capital employed (defined on page 2) and after-tax return on capital employed (defined on page 2). It also includes net debt to total capitalization (see page 8), with net debt and total capitalization defined to be net of cash and cash equivalents in accordance with the debt covenants for its $300 million revolving credit facility. These measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.

    EBITDA

    This measure is provided to assist investors in determining the ability of NOVA Chemicals to generate cash from operations. EBITDA can be determined from the Consolidated Statement of Income by adding back income taxes, interest expense, other gains and losses, earnings from equity investment in affiliates and depreciation and amortization. Segment EBITDA is determined as segment operating income or loss before depreciation and amortization.

    Corporate and other

    A listing of after-tax corporate and other items for the periods presented is as follows:
-0-

                              Three Months Ended     Nine Months Ended
                           ------------------------- -----------------
(unaudited, millions of    Sept. 30 June 30 Sept. 30 Sept. 30 Sept. 30
 U.S. dollars)               2004    2004     2003     2004     2003
Stock based
 compensation(1)              $(21)    $(7)    $ (1)    $(31)    $ (1)
Restructuring(2)                 -       -      (10)       -      (10)
IRS settlement                  10       -        -       10        -
Bayport charge(3)                -       -        -        -       (8)
Gain on sale of
 investments:
  Methanex(4)                    -       -        -        -       61
  Fort Saskatchewan
   Ethylene Storage(5)           -       -        -        -       64

                           -------- ------- -------- -------- -------
                              $(11)    $(7)    $(11)    $(21)    $106
                               ----     ---     ----     ----     ----
                               ----     ---     ----     ----     ----

(1) NOVA Chemicals has two cash settled stock-based incentive compensation plans that are marked-to-market with changes in the value of the common stock price. The market price on Sept. 30, 2004, was $38.70.


(2) In 2003, NOVA Chemicals announced the shutdown of its oldest, highest-cost polyethylene production line at the St. Claire River site in Ontario, Canada.


(3) NOVA Chemicals had an explosion, which resulted in a fire at its Bayport, Texas styrene monomer manufacturing facility and as a result incurred a charge of $13 million before-tax ($8 million after-tax) primarily related to the amount of property damage not covered by insurance.

(4) In the second quarter of 2003, NOVA Chemicals sold its interest in Methanex Corporation, resulting in a gain of $29 million ($61 million after-tax) . A future income tax recovery of $32 million was recorded to reverse income taxes provided for on Methanex related equity earnings in prior periods. NOVA Chemicals has no remaining equity interest in Methanex.

(5) In the second quarter of 2003, NOVA Chemicals sold its interest in the Fort Saskatchewan Ethylene Storage Facility, resulting in a gain of $76 million ($64 million after-tax).


    NOVA Chemicals' share price on the New York Stock Exchange (NYSE) increased to U.S. $38.70 at Sept. 30, 2004 from U.S. $28.93 at June 30, 2004. NOVA Chemicals' share value increased 34% for the quarter ending Sept. 30, 2004 on the NYSE and 26% on the Toronto Stock Exchange (TSX), while peer chemical companies' share values increased 12% on average and the S&P Chemicals Index increased 2%. The S&P/TSX Composite Index was up 1% and the S&P 500 was down 2% in the third quarter. As of Oct. 19, 2004, NOVA Chemicals' share price was U.S. $37.33, down 3.5% from Sept. 30, 2004. The S&P Chemicals Index was down 2% in the same period.
    In the third quarter, approximately 64% of trading in NOVA Chemicals' shares took place on the TSX and 36% of trading took place in the U.S.

-0-


                                                      % of     % of
 Third quarter trading volumes   Millions of Shares   float    trading
-------------------------------- ------------------ --------- --------
Toronto Stock Exchange                        21.1        24       64
Consolidated U.S. Trading
 Volumes                                      11.8        14       36
                                 ------------------ --------- --------
Total                                         32.9        38      100
                                 ------------------ --------- --------
                                 ------------------ --------- --------


----------------------------------------------------------------------
                      INVESTOR INFORMATION

For inquiries on stock-related      Transfer Agents and Registrars
matters including dividend          CIBC Mellon Trust Company
payments, stock transfers and       600 The Dome Tower
address changes, contact            333 Seventh Avenue S.W.
NOVA Chemicals toll-free at         Calgary, Alberta, Canada  T2P 2Z1
1-800-661-8686 or e-mail to
shareholders@novachem.com.          Phone: (403) 232-2400/
                                    1-800-387-0825
Contact Information                 Fax: (403) 264-2100
Phone: (403) 750-3600 (Canada) or   Internet: www.cibcmellon.ca
(412) 490-4000 (United States)      E-Mail: inquiries@cibcmellon.ca
Internet: www.novachemicals.com
E-Mail: invest@novachem.com         Share Information
                                    NOVA Chemicals' trading symbol on
NOVA Chemicals Corporation          the New York and Toronto Stock
1000 Seventh Avenue S.W.            Exchanges is NCX. On the TSX, NOVA
P.O. Box 2518                       Chemicals is listed and traded in
Calgary, Alberta, Canada  T2P 5C6   both Canadian and U.S. dollars.
                                    The U.S. dollar trading symbol
If you would like to receive a      on the TSX is NCX.U.
shareholder information package,
please contact us at
(403) 750-3600 or (412) 490-4000
or via e-mail at
publications@novachem.com.

We file additional information relating to NOVA Chemicals, including our Annual Information Form (AIF), with Canadian securities administrators. This information can be accessed through the System for Electronic Document Analysis and Retrieval (SEDAR), at
www.sedar.com.
----------------------------------------------------------------------

                      Forward-Looking Information

The information in this news release contains forward-looking statements with respect to NOVA Chemicals, its subsidiaries and affiliated companies. By their nature, these forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. These risks and uncertainties include: commodity chemicals price levels (which depend, among other things, on supply and demand for these products, capacity utilization and substitution rates between these products and competing products); feedstock availability and prices; operating costs; terms and availability of financing; technology developments; currency exchange rate fluctuations; starting up and operating facilities using new technology; realizing synergy and cost savings targets; meeting time and budget targets for significant capital investments; avoiding unplanned facility shutdowns; safety, health and environmental risks associated with the operation of chemical plants and marketing of chemical products, including transportation of these products; public perception of chemicals and chemical end-use products; the impact of competition; changes in customer demand; changes in, or the introduction of new laws and regulations relating to NOVA Chemicals' business, including environmental, competition and employment laws; loss of the services of any of NOVA Chemicals' executive officers; uncertainties associated with the North American, European and Asian economies; and other risks detailed from time to time in the publicly filed disclosure documents and securities commissions reports of NOVA Chemicals and its subsidiaries or affiliated companies.

Implementation of announced price increases depends on many factors, including market conditions, the supply/demand balance for each particular product and feedstock costs. Price increases have varying degrees of success. They are typically phased in and can differ by product or market. There can be no assurances that any announced price increases will be successful or will be realized within the anticipated time frame. In addition, benchmark price indices sometimes lag price increase announcements due to the timing of publication.


CHANGES IN NET INCOME TO COMMON SHAREHOLDERS

(unaudited, millions of U.S. dollars)

                                        Q3 2004      First Nine Months
                                     Compared with     2004 Compared
                                   -----------------  With First Nine
                                   Q2 2004  Q3 2003     Months 2003
                                   -------- -------- ----------------
Higher net unit margins               $ 34     $139           $   256
Higher (lower) sales volumes            (2)      22                86
                                       ----     ----           -------
Higher gross margin(1)                  32      161               342
Higher research and development          -        -                (1)
Higher selling, general and
 administrative                        (21)     (32)              (60)
Lower restructuring charges              -       15                15
(Higher) lower depreciation and
 amortization                            9        8                (5)
(Higher) lower interest expense         (2)      (2)                2
Lower equity earnings in Methanex        -        -               (39)
Higher (lower) other gains and
 losses                                  9       12               (79)
(Higher) lower income tax expense
 (Note 4 to the Consolidated
Financial Statements)                    1      (47)             (113)
Lower preferred securities
 dividends and distributions             1        6                14
                                       ----     ----           -------
Increase in net income to common
 shareholders                         $ 29     $121           $    76
                                       ----     ----           -------
                                       ----     ----           -------

(1) Revenue less feedstock and operating costs.


FINANCIAL STATEMENTS

Consolidated Statement of Income (Loss)
(unaudited, millions of U.S. dollars except per share amounts)

                              Three Months Ended     Nine Months Ended
                           ------------------------- -----------------
                           Sept. 30 June 30 Sept. 30 Sept. 30 Sept. 30
                             2004    2004     2003     2004     2003
                           -------- ------- -------- -------- --------
Revenue                     $1,379  $1,238   $  967   $3,743   $2,908
                             ------  ------   ------   ------   ------

Feedstock and operating
 costs                       1,124   1,015      873    3,080    2,587
Research and development        11      11       11       34       33
Selling, general and
 administrative                 80      59       48      191      131
Restructuring charges            -       -       15        -       15
Depreciation and
 amortization                   68      77       76      225      220
                             ------  ------   ------   ------   ------
                             1,283   1,162    1,023    3,530    2,986
                             ------  ------   ------   ------   ------
Operating income (loss)         96      76      (56)     213      (78)
                             ------  ------   ------   ------   ------

Interest expense (net)         (25)    (23)     (23)     (70)     (72)
Earnings from equity
 investment in affiliates        -       -        -        -       39
Other gains and losses          12       3        -       13       92
                             ------  ------   ------   ------   ------
                               (13)    (20)     (23)     (57)      59
                             ------  ------   ------   ------   ------
Income (loss) before
 income taxes                   83      56      (79)     156      (19)
Income tax (expense)
 recovery (Note 4)             (26)    (27)      21      (58)      55
                             ------  ------   ------   ------   ------
Net income (loss)               57      29      (58)      98       36
Preferred securities
 dividends and
 distributions                  (1)     (2)      (7)      (8)     (22)
                             ------  ------   ------   ------   ------
Net income (loss) to
 common shareholders        $   56  $   27   $  (65)  $   90   $   14
                             ------  ------   ------   ------   ------
                             ------  ------   ------   ------   ------

Earnings (loss) per share
 (Note 5)
  - basic                   $ 0.64  $ 0.31   $(0.75)  $ 1.03   $ 0.16
  - diluted                 $ 0.60  $ 0.30   $(0.75)  $ 0.98   $ 0.16

Notes to the Consolidated Financial Statements appear on pages 16 to 20.


Consolidated Statement of Reinvested Earnings
(unaudited, millions of U.S. dollars)

                              Three Months Ended     Nine Months Ended
                           ------------------------- -----------------
                           Sept. 30 June 30 Sept. 30 Sept. 30 Sept. 30
                             2004    2004     2003     2004     2003
                           -------- ------- -------- -------- --------
Reinvested earnings,
 beginning of period          $597    $577     $677    $ 584     $605
  Change in accounting
   policy (Note 1)               -       -        -       (7)       5
  Net income (loss)             57      29      (58)      98       36
  Common share dividends        (7)     (7)      (6)     (21)     (18)
  Preferred securities
   dividends and
    distributions               (1)     (2)      (7)      (8)     (22)
  Common share and stock
   option repurchase (net)     (59)      -        -      (59)       -
                               ----    ----     ----    -----     ----
  Reinvested earnings, end
   of period                  $587    $597     $606    $ 587     $606
                               ----    ----     ----    -----     ----
                               ----    ----     ----    -----     ----

Consolidated Balance Sheet
(millions of U.S. dollars)                Sept. 30, 2004 Dec. 31, 2003
                                           (unaudited)
                                          -------------- -------------
Assets
Current assets
  Cash and cash equivalents                      $  233        $  212
  Receivables                                       488           316
  Inventories                                       575           392
                                                  ------        ------
                                                  1,296           920

Investments and other assets                        153           157
Plant, property and equipment, net                3,308         3,336
                                                  ------        ------
                                                 $4,757        $4,413
                                                  ------        ------
                                                  ------        ------
Liabilities and Shareholders' Equity
Current liabilities
  Accounts payable and accrued
   liabilities                                   $  728        $  587
  Long-term debt due within one year                100             -
                                                  ------        ------
                                                    828           587
Long-term debt                                    1,406         1,101
Future income taxes                                 639           586
Deferred credits                                    340           249
                                                  ------        ------
                                                  3,213         2,523
                                                  ------        ------

Shareholders' equity
  Preferred securities                                -           383
  Retractable preferred shares                      198           198
  Common equity
    Common shares                                   504           493
    Contributed surplus (Note 1)                      9             -
    Cumulative translation adjustment               246           232
    Reinvested earnings                             587           584
                                                  ------        ------
                                                  1,544         1,890
                                                  ------        ------
                                                 $4,757        $4,413
                                                  ------        ------
                                                  ------        ------

Notes to the Consolidated Financial Statements appear on pages 16 to 20.


Consolidated Statement of Cash Flows
(unaudited, millions of U.S. dollars)

                              Three Months Ended     Nine Months Ended
                           ------------------------- -----------------
                           Sept. 30 June 30 Sept. 30 Sept. 30 Sept. 30
                             2004    2004     2003     2004     2003
                           -------- ------- -------- -------- --------
Operating activities
  Net income (loss)           $ 57    $ 29    $ (58)  $   98    $  36
  Depreciation and
   amortization                 68      77       76      225      220
  Future income tax
   expense (recovery)           15      19      (23)      33      (63)
  Earnings from equity
   investment in
   affiliates                    -       -        -        -      (39)
  Dividends received             -       -        -        -       14
  Asset write down               -       -        9        -        9
  Gain on asset sales            -       -        -        -      (92)
  Stock option expense           1       1        -        3        -
                               ----    ----    -----   ------    -----
  Funds from operations        141     126        4      359       85
  Changes in non-cash
   working capital             (56)    (42)      13     (154)     (97)
                               ----    ----    -----   ------    -----
  Cash from (used in)
   operations                   85      84       17      205      (12)
                               ----    ----    -----   ------    -----

Investing activities
  Proceeds on asset sales       19       -        -       19      564
  Plant, property and
   equipment net
  additions                    (60)    (39)     (35)    (142)     (78)
  Turnaround costs, long-
   term
  investments and other
   assets                       (4)      1       (6)      (8)     (55)
  Changes in non-cash
   working capital               -       -       (2)       -       10
                               ----    ----    -----   ------    -----
                               (45)    (38)     (43)    (131)     441
                               ----    ----    -----   ------    -----
Financing activities
  Decrease in current bank
   loans                         -       -        -        -       (3)
  Long-term debt
    Additions                    -       -        -      400        -
    Repayments                   -       -     (151)       -     (152)
    Changes in revolving
     debt                        -       -       (2)       -       (2)
  Preferred securities
   redeemed                      -       -        -     (383)       -
  Preferred securities
   dividends and
  distributions                 (1)     (2)      (7)      (8)     (22)
  Common shares issued          13       7        3       25        6
  Common share repurchase      (72)      -        -      (72)       -
  Stock option repurchase       (1)      -        -       (1)       -
  Common share dividends        (7)     (7)      (6)     (21)     (18)
  Project advances from
   third parties                 3       3        -        9        -
  Changes in non-cash
   working capital               1       2        1       (2)       -
                               ----    ----    -----   ------    -----
                               (64)      3     (162)     (53)    (191)
                               ----    ----    -----   ------    -----

Increase (decrease) in
 cash                          (24)     49     (188)      21      238
Cash and cash equivalents,
 beginning
of period                      257     208      440      212       14
                               ----    ----    -----   ------    -----

Cash and cash equivalents,
 end
of period                     $233    $257    $ 252   $  233    $ 252
                               ----    ----    -----   ------    -----
                               ----    ----    -----   ------    -----

Cash tax payments
 (refunds)                    $ (5)   $  8    $ (15)  $    6    $ (32)
                               ----    ----    -----   ------    -----
                               ----    ----    -----   ------    -----

Cash interest payments        $ 34    $ 17    $  27   $   73    $  78
                               ----    ----    -----   ------    -----
                               ----    ----    -----   ------    -----

Notes to the Consolidated Financial Statements appear on pages 16 to 20.


    Notes to Consolidated Financial Statements

    (unaudited; millions of U.S. dollars unless otherwise noted)

    These interim consolidated financial statements do not include all of the disclosures included in NOVA Chemicals' annual Consolidated Financial Statements. Accordingly, these interim consolidated financial statements should be read in conjunction with the Consolidated Financial Statements for the year ended Dec. 31, 2003. Certain comparative amounts have been reclassified to conform with the current period's presentation.

    1. Significant Accounting Policies

    These interim Consolidated Financial Statements have been prepared in accordance with Canadian GAAP, using the same accounting policies as set out in Note 2 to the Consolidated Financial Statements for the year ended Dec. 31, 2003, on pages 53 to 57 of the 2003 Annual Report, except as noted below.

    Changes in Accounting Policies Required by Canadian GAAP

    A. Stock Option Plan

    Effective Jan. 1, 2004, Canadian GAAP requires the fair value of options to be expensed over their vesting period. Prior to Jan. 1, 2004, NOVA Chemicals followed the intrinsic-value approach, where the granting and exercising of stock options are accounted for as equity transactions and no amounts are expensed.
    NOVA Chemicals adopted the new accounting policy on a retroactive basis with no restatement of prior periods. Accordingly, on Jan. 1, 2004, retained earnings was reduced and contributed surplus was increased by $7 million to account for the stock option expense that would have been charged to earnings (loss) in 2002 and 2003 with respect to all stock options granted since Jan. 1, 2002. NOVA Chemicals uses the Black-Scholes option valuation model to calculate the fair value of stock options at the date of grant. In the first nine months of 2004, compensationexpense related to stock options was $3 million after-tax, which serve to increase contributed surplus.
    Effective Jan. 1, 2004, NOVA Chemicals also changed its accounting policy with respect to stock options for U.S. GAAP reporting, to be consistent with Canadian GAAP.
    Had NOVA Chemicals expensed the fair value of stock options in prior periods, the following pro forma amounts would have resulted:
-0-

                                  Three Months Ended Nine Months Ended
                                       Sept. 30          Sept. 30
                                         2003              2003
                                  ------------------ -----------------
Net income
  As reported                                $  (58)            $  36
  Pro forma                                  $  (58)            $  34

Earnings per share - basic and
 diluted
  As reported                                $(0.75)            $0.16
  Pro forma                                  $(0.75)            $0.13

The weighted-average assumptions used to estimate the fair value of stock options granted since Jan. 1, 2002, based on the Black-Scholes option valuation model are as follows:

                                         Three and Nine Months Ended
                                       -------------------------------
                                          Sept. 30        Sept. 30
                                            2004            2003
                                       --------------- ---------------
Risk-free interest rate              %           3.68            3.82
Expected volatility                  %           37.3            37.8
Expected life                 years               3.4             3.3
Expected dividend yield              %           1.20            1.21
Grant date fair value                $           6.56            6.39


    B. Valuing Derivatives

    Effective Jan. 1, 2004, NOVA Chemicals adopted a new Canadian accounting policy that requires all derivative positions, except those that qualify for hedge accounting treatment, to be marked-to-market at each period end with any resulting gains or losses recorded in earnings (loss).
    NOVA Chemicals adopted the new accounting policy on a prospective basis. In accordance with the transitional provisions of the new accounting policy, unrealized gains and losses that existed on Jan. 1, 2004 have been deferred on the consolidated balance sheet. These amounts will be recognized in income over the remaining term to maturity. In the first nine months of 2004, $11 million of unrealized after-tax gains on derivatives have been recorded in earnings, representing the increase in market value since Jan. 1, 2004.
-0-

2. Pensions and Other Post-Retirement Benefits
Components of      Three Months Ended          Nine Months Ended
 Net Periodic           Sept.  30                   Sept. 30
 Benefit Cost
 for Defined
 Benefit Plans
------------------------------------------ ---------------------------
                  Pension        Other        Pension        Other
                 Benefits      Benefits      Benefits      Benefits
               ------------- ------------- ------------- -------------
(millions of
 U.S. dollars)  2004   2003   2004   2003   2004   2003   2004   2003
                -----  -----  -----  -----  -----  -----  -----  -----
Current
 service cost  $   6  $   5  $   -  $   -  $  18  $  15  $   2  $   -
Interest cost
 on projected
 benefit
 obligations       9      7      1      1     25     23      3      3
Expected
 return on
 plan assets      (8)    (7)     -      -    (22)   (19)     -      -
Amortization
 of transition
 asset            (1)    (1)     -      -     (3)    (3)     1      -
Amortization
 of prior
 service costs     1      1      -      -      1      1      -      -
Recognized net
 actuarial
 loss              1      1      1      -      3      3      1      -
                -----  -----  -----  -----  -----  -----  -----  -----
Net periodic
 benefit cost  $   8  $   6  $   2  $   1  $  22  $  20  $   7  $   3
                -----  -----  -----  -----  -----  -----  -----  -----
                -----  -----  -----  -----  -----  -----  -----  -----


    The expected long-term rate of return on plan assets is 7.3% in 2004.

    Employer Contributions

    In the 2003 Annual Report, NOVA Chemicals disclosed that it expected to contribute $27 million to its defined benefit pension plans in 2004. As of Sept. 30, 2004, $22 million has been contributed, and the company expects to contribute an additional $5 million over the remainder of the year.
    As of Sept. 30, 2004, NOVA Chemicals has contributed $5 million to its defined contribution plans and is expected to contribute an additional $2 million over the remainder of 2004.
-0-

3. Interest Expense

Components of Interest Expense
----------------------------------------------------------------------
                             Three Months Ended     Nine Months Ended
                          ------------------------- ------------------
                          Sept. 30 June 30 Sept. 30 Sept. 30 Sept. 30
                            2004    2004     2003     2004     2003
                          -------- ------- -------- -------- ---------
Interest on long-term
 debt                        $ 25    $ 23     $ 23     $ 69      $ 68
Interest on
 securitizations and
 other                          2       1        1        6         6
                              ----    ----     ----     ----      ----
Gross interest expense         27      24       24       75        74
Interest capitalized
 during plant
 construction                   -      (1)       -       (1)        -
Interest income                (2)      -       (1)      (4)       (2)
                              ----    ----     ----     ----      ----
Interest expense (net)       $ 25    $ 23     $ 23     $ 70      $ 72
                              ----    ----     ----     ----      ----
                              ----    ----     ----     ----      ----

4.  Income Taxes
                              Three Months Ended     Nine Months Ended
                          -------------------------- -----------------
                          Sept. 30 June 30  Sept. 30 Sept. 30 Sept. 30
                            2004     2004     2003     2004     2003
                          -------- -------- -------- -------- --------
Income (loss) before
 income taxes             $    83  $    56  $   (79) $   156  $   (19)
Statutory income tax rate  33.87 %  33.87 %  36.74 %  33.87 %  36.74 %
                           -------  -------  -------  -------  -------
Computed income tax
 expense (recovery)       $    28  $    19  $   (29) $    53  $    (7)
Increase (decrease) in
 taxes resulting from:
  Manufacturing and
   processing
deduction                       -        -        -        -       (2)
  Lower effective tax
   rate on
  earnings from equity
  investment in
   affiliates                   -        -        -        -      (12)
  Lower tax rates
  on other gains               (2)       -        -       (2)     (56)
    Additional cost-of-
     service income
    taxes (1)                   -        2        2        4        6
    Foreign tax rates          (2)       4        4        2       16
    Income tax rate
     adjustment(2)              -        -        -       (7)       -
    Other                       2        2        2        8        -
                           -------  -------  -------  -------  -------
Income tax expense
 (recovery)               $    26  $    27  $   (21) $    58  $   (55)
                           -------  -------  -------  -------  -------
                           -------  -------  -------  -------  -------

(1) Income taxes on the Joffre, Alberta second ethylene plant were recoverable from customers until June 30, 2004 and were recorded on the flow-through rather than liability method. Subsequent to June 30, 2004, income taxes are being recorded on the liability method.
(2) In the first quarter of 2004, the Alberta Government substantively enacted a tax rate reduction, which reduced income tax accruals for future tax liabilities by $7 million. This one-time benefit has been recorded in the first quarter of 2004 through a reduction of income tax expense.

5.  Earnings (Loss) Per Share
       (shares in                    Three Months Ended
        millions)
                        ---------------------------------------------
                           Sept. 30       June 30        Sept. 30
                             2004           2004           2003
                        -------------- -------------- ---------------
                        Basic  Diluted Basic  Diluted  Basic  Diluted
Net income (loss) to
  common shareholders   $  56   $  56  $  27   $  27  $  (65) $  (65)
Preferred dividends         -       1      -       2       -       -
                         -----   -----  -----   -----  ------  ------
Net income (loss) for
  EPS calculation       $  56   $  57  $  27   $  29  $  (65) $  (65)
                         -----   -----  -----   -----  ------  ------
                         -----   -----  -----   -----  ------  ------
Weighted-average
  common shares
  outstanding            87.2    87.2   87.6    87.6    86.8    86.8
Add back effect of
  dilutive securities:
   Stock options            -     2.7      -     2.0       -       -
   Retractable preferred
    shares                  -     6.0      -     7.3       -       -
                         -----   -----  -----   -----  ------  ------
Weighted-average
  common shares for
  EPS calculations       87.2    95.9   87.6    96.9    86.8    86.8
                         -----   -----  -----   -----  ------  ------
Earnings (loss) per
  common share          $0.64   $0.60  $0.31   $0.30  $(0.75) $(0.75)
                         -----   -----  -----   -----  ------  ------
                         -----   -----  -----   -----  ------  ------


                                               Nine Months Ended
                                         -----------------------------
                                            Sept. 30       Sept. 30
                                              2004           2003
                                         -------------- --------------
                                         Basic  Diluted Basic  Diluted
Net income (loss) to common shareholders $  90   $  90  $  14   $  14
Preferred dividends                          -       4      -       -
                                          -----   -----  -----   -----
Net income (loss) for EPS calculation    $  90   $  94  $  14   $  14
                                          -----   -----  -----   -----
                                          -----   -----  -----   -----
Weighted-average common shares
 outstanding                              87.4    87.4   86.8    86.8
Add back effect of dilutive securities:
   Stock options                             -     2.2      -     0.7
   Retractable preferred shares              -     6.9      -       -
                                          -----   -----  -----   -----
Weighted-average common shares for EPS
 calculations                             87.4    96.5   86.8    87.5
                                          -----   -----  -----   -----
Earnings (loss) per common share         $1.03   $0.98  $0.16   $0.16
                                          -----   -----  -----   -----
                                          -----   -----  -----   -----


    No retractable preferred shares or stock options have been excluded from the computation of diluted earnings per share for the quarters ended Sept. 30 and June 30, 2004. A total of 17.6 million common shares were excluded in the quarter ended Sept. 30, 2003, as their impact would not have been dilutive.
    Options become dilutive when the market price is higher than the strike price and NOVA Chemicals is profitable. The amount of dilution will vary with the stock price. The retractable preferred shares are only dilutive if our earnings per share is greater than the preferred share dividend divided by the number of shares issued on conversion. At today's common share price and LIBOR rate, these shares become dilutive whenever earnings are greater than approximately $0.26 per share per quarter.


6.  Segmented Information

NOVA Chemicals operates its business under the following principal business segments:
                             Three Months Ended     Nine Months Ended
                          ------------------------- ------------------
                          Sept. 30 June 30 Sept. 30 Sept. 30 Sept. 30
                            2004    2004     2003     2004     2003
                          -------- ------- -------- -------- ---------
Revenue
  Olefins/Polyolefins      $  824  $  785     $603   $2,318    $1,868
  Styrenics                   641     518      414    1,633     1,175
  Intersegment
   eliminations               (86)    (65)     (50)    (208)     (135)
                            ------  ------     ----   ------    ------
                           $1,379  $1,238     $967   $3,743    $2,908
                            ------  ------     ----   ------    ------
                            ------  ------     ----   ------    ------
Operating income (loss)
  Olefins/Polyolefins      $  137  $  109     $  7   $  311    $   45
  Styrenics                    (5)    (20)     (47)     (44)     (108)
  Corporate and other         (36)    (13)     (16)     (54)      (15)
                            ------  ------     ----   ------    ------
                           $   96  $   76     $(56)  $  213    $  (78)
                            ------  ------     ----   ------    ------
                            ------  ------     ----   ------    ------
Net income (loss)(1)
  Olefins/Polyolefins      $   78  $   59     $ (8)  $  172    $   (9)
  Styrenics                   (10)    (23)     (39)     (53)      (98)
  Investment in Methanex        -       -        -        -        37
  Corporate and other         (11)     (7)     (11)     (21)      106
                            ------  ------     ----   ------    ------
                           $   57  $   29     $(58)  $   98    $   36
                            ------  ------     ----   ------    ------
                            ------  ------     ----   ------    ------

(1) Before preferred securities dividends and distributions.


                                             Sept. 30       Dec. 31
                                               2004          2003
                                          -------------- -------------
Assets
  Olefins/Polyolefins                            $2,346        $2,246
  Styrenics                                       2,005         1,767
  Corporate and other(1)                            406           400
                                          -------------- -------------
                                                 $4,757        $4,413
                                          -------------- -------------
                                          -------------- -------------

(1) Amounts include all cash and cash equivalents.


7.  Reconciliation to United States Accounting Principles
                              Three Months Ended     Nine Months Ended
                           ------------------------- -----------------
                           Sept. 30 June 30 Sept. 30 Sept. 30 Sept. 30
                             2004    2004     2003     2004     2003
                           -------- ------- -------- -------- --------
Net income (loss) in
 accordance with Canadian
 GAAP                        $  57   $  29   $  (58)   $  98    $  36
Add (deduct) adjustments
 for:
  Foreign exchange
   hedging(1)                    -       -        -        -        3
  Other hedging and
   derivative activity(1)       (2)      3       (1)       2      (13)
  Equity in earnings of
   affiliates                    -       -        -        -       (1)
  Inventory costing(2)           1       -        -        3       (1)
  Start-up costs(3)              4       1        1        2        3
  Preferred securities
   distributions(4)              -       -       (5)      (4)     (17)
  Other                          -       -        1        -        1
  Change in accounting
   policy(5)                     -       -        -       (7)       5
  Other gains                    -       -        -        -       42
  Future income taxes(8)         -       7        -        -        -
                              -----   -----   ------    -----    -----
Net income (loss) in
 accordance with U.S. GAAP   $  60   $  40   $  (62)   $  94    $  58
                              -----   -----   ------    -----    -----
                              -----   -----   ------    -----    -----
Earnings (loss) per share
 - basic                     $0.68   $0.44   $(0.74)   $1.03    $0.61
                              -----   -----   ------    -----    -----
                              -----   -----   ------    -----    -----
Earnings (loss) per share
 - diluted                   $0.63   $0.41   $(0.74)   $0.98    $0.60
                              -----   -----   ------    -----    -----
                              -----   -----   ------    -----    -----


                              Three Months Ended     Nine Months Ended
                           ------------------------- -----------------
                           Sept. 30 June 30 Sept. 30 Sept. 30 Sept. 30
                             2004    2004     2003     2004     2003
                           -------- ------- -------- -------- --------
Comprehensive income
 (loss) (6)
Net income (loss) in
 accordance with U.S. GAAP     $60     $40     $(62)     $94      $58
   Change in fair value of
    cash flow hedging
    instruments(1)               -       -        -        -        4
   Equity in affiliates
    comprehensive income         -       -        -        -       (3)
   Cumulative translation
    adjustment(9)               75     (36)      10       14      239
                           -------- ------- -------- -------- --------
Comprehensive income
 (loss) in accordance with
 U.S. GAAP                    $135      $4     $(52)    $108     $298
                           -------- ------- -------- -------- --------
                           -------- ------- -------- -------- --------

                                                 Nine Months Ended
                                              ------------------------
                                                Sept. 30    Sept. 30
                                                  2004        2003
                                              ------------ -----------
Accumulated other comprehensive income(6)
   Cumulative translation adjustment(9)              $225        $109
   Minimum pension liability(7)                        (4)         (1)
                                              ------------ -----------
                                                     $221        $108
                                              ------------ -----------
                                              ------------ -----------


                                               Sept. 30     Dec. 31
                                                 2004         2003
                                              ----------- ------------
Balance sheet in accordance with U.S. GAAP
   Current assets(1), (2)                        $ 1,324      $   959
   Investments and other assets(3),(7)               144          157
   Plant, property and equipment, net              3,283        3,311
   Current liabilities(1)                           (806)        (585)
   Long-term -- preferred securities(4)                -         (383)
                 -- other long-term debt(1)       (1,419)      (1,122)
   Deferred credits(1),(7)                          (975)        (829)
   Retractable preferred shares                     (198)        (198)
                                                  -------      -------
   Common equity                                 $ 1,353      $ 1,310
                                                  -------      -------
                                                  -------      -------

(1) On Jan. 1, 2001, NOVA Chemicals adopted (for U.S. GAAP purposes) Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. SFAS No. 133 requires the recognition of all derivatives on the balance sheet at fair value. Derivatives that do not qualify for preferential hedge accounting treatment must be adjusted to fair value through income. If the derivative does qualify, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged item and reported in earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. On Jan. 1, 2004, NOVA Chemicals adopted a new Canadian GAAP guideline for recording the fair value of derivatives. This guideline harmonizes Canadian and U.S. GAAP, however, due to the differing implementation dates, timing differences continue to exist.
(2) U.S. GAAP requires an allocation of fixed production overhead to inventory. Canadian GAAP allows these costs to be expensed during the period.
(3) U.S. GAAP requires that all costs (except interest on constructed assets) associated with start-up activities be expensed as incurred rather than deferred, as under Canadian GAAP.
(4) Under U.S. GAAP distributions on the preferred securities are recorded as interest expense. The preferred securities were redeemed by NOVA Chemicals on Mar. 1, 2004.
(5) On Jan. 1, 2003, the company adopted SFAS No. 143 "Accounting for Asset Retirement Obligations." This standard and the CICA standard, also adopted on Jan. 1, 2003, are essentially the same. On Jan. 1, 2004, NOVA Chemicals adopted the CICA standard for expensing of stock options (as discussed in Note 1). This standard was also adopted for U.S. GAAP on that date. Under U.S. GAAP, the cumulative effect of adopting a new standard is reflected in net income in the period of adoption, whereas under Canadian GAAP it is reflected as a charge or credit to reinvested earnings.
(6) U.S. GAAP requires the presentation of a separate statement of comprehensive income (loss) and accumulated other comprehensive income. This statement is not required under Canadian GAAP. Comprehensive income (loss) includes certain changes in equity during the period that are not in net income.
(7) U.S. GAAP requires that an additional minimum pension liability be recorded through comprehensive income (loss) when the unfunded accumulated benefit obligation is greater than the accrued pension liability or if there is a prepaid pension asset.
(8) U.S. GAAP future income taxes are not adjusted for changes in tax rates until they are enacted, whereas Canadian GAAP requires adjustment when rate changes are substantively enacted.
(9) Gains (losses) resulting from translation of self-sustaining foreign operations are recorded in other comprehensive income until there is a realized reduction in the investment.

    CONTACT: NOVA Chemicals Corporation
             Investor Relations: Beth Eckenrode, 412-490-4331
             Media Relations: Greg Wilkinson, 412-490-4166

                                                                     Exhibit (b)

October 20, 2004


British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
L'Autorite des marches financiers du Quebec
Office of the Administrator, Securities Administration Branch, New Brunswick Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador
Register of Securities, Government of Northwest Territories
Register of Securities, Government of Yukon Territory
Register of Securities, Government of Nunavut

Dear Sirs/Mesdames:

Re:  NOVA Chemicals Corporation (the "Corporation")

We are the auditors of the Corporation and under date of February 12, 2004 we reported on the following consolidated financial statements of the Corporation incorporated by reference in the amended and restated short form shelf prospectus dated August 20, 2001 relating to the sale and issue of up to US $500,000,000 of Debt Securities of the Corporation (the "Shelf Prospectus"):

     Consolidated balance sheets as at December 31, 2003, 2002, and 2001; and

     Consolidated statements of income (loss) and reinvested earnings and cash flows for each of the years in the three-year period ended December
     31, 2003.

The Shelf Prospectus also incorporates by reference the following unaudited interim consolidated financial statements of the Corporation (the "Unaudited Interim Financial Statements"):

     Consolidated balance sheet as at September 30, 2004;

     Consolidated statements of income (loss), reinvested earnings and cash flows for the three-month and nine-month periods ended September 30, 2004 and 2003 and for the three-month period ended June 30, 2004.

We have not audited any financial statements of the Corporation as at any date or for any period subsequent to December 31, 2003. Although we have performed an audit for the year ended December 31, 2003, the purpose and therefore the scope of the audit was to enable us to express our opinion on the consolidated financial statements as at December 31, 2003 and for the year then ended, but not on the consolidated financial statements for any interim period within that year. Therefore, we are unable to and do not express an opinion on the above-mentioned Unaudited Interim Financial Statements, or on the financial position, results of operations or cash flows as at any date or for any period subsequent to December 31, 2003.

We have, however, performed a review of the Unaudited Interim Financial Statements of the Corporation as at September 30, 2004 and for the three-month and nine-month periods ended September 30, 2004 and 2003 and for the three-month period ended June 30, 2004. We performed our review in accordance with Canadian generally accepted standards for a review of interim financial statements by an entity's auditor. Such an interim review consists principally of applying analytical procedures to financial data, and making enquiries of, and having discussions with, persons responsible for financial and accounting matters. An interim review is substantially less in scope than an audit, whose objective is the expression of an opinion regarding the financial statements. An interim review does not provide assurance that we would become aware of any or all significant matters that might be identified in an audit.

Based on our review, we are not aware of any material modification that needs to be made for these Unaudited Interim Financial Statements to be in accordance with Canadian generally accepted accounting principles.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

/s/ Ernst & Young LLP
-----------------------

Chartered Accountants

                                                                     Exhibit (c)

                           NOVA CHEMICALS CORPORATION
                               COVERAGE RATIOS (1)
                                   (unaudited)

                                                                                                  Actual
                                                                                                  ------
Interest coverage on long-term debt for the twelve months ended September 30, 2004 (2)              2.3x
Net tangible asset coverage on long-term debt as at September 30, 2004 (3)                          2.0x


Notes:

     (1) Calculated in accordance with Canadian securities law disclosure requirements.

     (2) Interest coverage on long-term debt is equal to net income (loss) before interest expense on long-term debt and income taxes, for the preceding 12 months, divided by annual interest requirements on long-term debt.

     (3) Net tangible asset coverage on long-term debt is equal to total assets (excluding future tax assets) less liabilities (excluding long-term debt) divided by long-term debt.

     (4)  See attached for detailed calculation of the above coverage ratios.

For purposes of calculating these financial ratios, long-term debt includes the long-term debt installments due within one year.

                           NOVA CHEMICALS CORPORATION
                                 COVERAGE RATIOS
                               September 30, 2004
                           (MILLIONS OF U.S. DOLLARS)
                                   (unaudited)


INTEREST COVERAGE ON LONG-TERM DEBT FOR THE TWELVE MONTHS ENDED
September 30, 2004



NET INCOME                                                     $  90
INTEREST EXPENSE                                                  87
INCOME TAXES (RECOVERY)                                           52
                                                       -------------
                                                               $ 229
                                                       =============
ANNUAL INTEREST REQUIREMENT                                    $  98
                                                       =============
INTEREST COVERAGE ON LONG-TERM DEBT                             2.3x
                                                       =============

Interest coverage on long-term debt is equal to net income (loss) before interest expense on long-term debt and income taxes, for the preceding 12 months, divided by annual interest requirements on long-term debt.


NET TANGIBLE ASSET COVERAGE ON LONG-TERM DEBT AT September 30, 2004


TOTAL ASSETS                                                  $4,757
TOTAL LIABILITIES                                             (3,213)
EXCLUDE CURRENT PORTION LONG-TERM DEBT                            --
EXCLUDE LONG-TERM DEBT                                         1,506
                                                      --------------

NET TANGIBLE ASSETS                                           $3,050
                                                      ==============

LONG-TERM DEBT INCLUDING CURRENT PORTION                      $1,506
                                                      ==============

NET TANGIBLE ASSET COVERAGE ON LONG-TERM DEBT                   2.0x
                                                      ==============

Net tangible asset coverage on long-term debt is equal to total assets (excluding future tax assets) less liabilities (excluding long-term debt) divided by long-term debt.

                                                                     Exhibit (d)


                                 CERTIFICATIONS

I, Jeffrey M. Lipton, certify that:

1.   I have reviewed this report on Form 6-K of NOVA Chemicals Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

          a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

          b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

          c) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the period covered by the report that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

          a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

          b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.





                                 /s/ Jeffrey M. Lipton
                                 -----------------------------------------------
                                 Jeffrey M. Lipton
October 20, 2004                 Chief Executive Officer
                                 (Principal Executive Officer)

                                                                     Exhibit (e)


I, Larry A. MacDonald, certify that:

1.   I have reviewed this report on Form 6-K of NOVA Chemicals Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

          a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

          b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

          c) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the period covered by the report that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

          a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

          b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.





                                   /s/ Larry A. MacDonald
                                   ---------------------------------------------
                                   Larry A. MacDonald
October 20, 2004                   Chief Financial Officer
                                   (Principal Financial Officer)

                                                                     EXHIBIT (f)


                  CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER
                       PURSUANT TO 18 U.S.C. SECTION 1350

     In connection with the accompanying quarterly report on Form 6-K of NOVA Chemicals Corporation for the quarter ended September 30, 2004 (the "Report"), I, Jeffrey M. Lipton, Chief Executive Officer of NOVA Chemicals Corporation, hereby certify pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that:

     (1) such Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     (2) the information contained in such Report fairly presents, in all material respects, the financial condition and results of operations of NOVA Chemicals Corporation.

     This written statement is being furnished to the Securities and Exchange Commission as an exhibit to such Form 6-K.



                                       /s/ Jeffrey M. Lipton
                                       -----------------------------------------
                                       Jeffrey M. Lipton
October 20, 2004                       Chief Executive Officer

                                                                     EXHIBIT (g)

                  CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER
                       PURSUANT TO 18 U.S.C. SECTION 1350

     In connection with the accompanying quarterly report on Form 6-K of NOVA Chemicals Corporation for the quarter ended September 30, 2004 (the "Report"), I, Larry A. MacDonald, Chief Financial Officer of NOVA Chemicals Corporation, hereby certify pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that:

     (1) such Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     (2) the information contained in such Report fairly presents, in all material respects, the financial condition and results of operations of NOVA Chemicals Corporation.

     This written statement is being furnished to the Securities and Exchange Commission as an exhibit to such Form 6-K.



                                /s/ Larry A. MacDonald
                                ------------------------------------------------
                                Larry A. MacDonald
October 20, 2004                Chief Financial Officer